U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 4, 2009

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	AIP Alternative Strategies Funds
File Nos.: 333-86348 and 811-21079

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, AIP Alternative Strategies Funds (the “Trust”) respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
19 20 21 22 23 24 25 26 27	7/3/2008 8/22/2008 9/8/2008 9/29/2008 10/29/2008 11/26/2008 12/24/2008 1/23/2009 2/23/2009	485APOS 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT	0000894189-08-002033 0000894189-08-002629 0000894189-08-002968 0000894189-08-003170 0000894189-08-003430 0000894189-08-003741 0000894189-08-003991 0000894189-09-000133 0000894189-09-000439

These Post-Effective Amendments relate to a new Institutional Shares class for each series of the Trust, Alpha Hedged Strategies Fund and Beta Hedged Strategies Fund.  No securities were sold in connection with these Post-Effective Amendments and the Trust has determined that it has no plans to proceed with the offering of this class for each series at this time.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
For US Bancorp Fund Services, LLC